United States securities and exchange commission logo





                               March 21, 2023

       Timothy Bensley
       Chief Financial Officer
       agilon health, inc.
       6210 E Hwy 290, Suite 450
       Austin, TX 78723

                                                        Re: agilon health, inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-40332

       Dear Timothy Bensley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 68

   1. Your Adjusted EBITDA includes adjustments for geography entry costs and accruals for unasserted claims and
contingent liabilities in this filing as well as in Exhibit 99.1 to your
                                                        Form 8-K dated March 1,
2023. Tell us the nature of these costs and your consideration of whether these are
normal, recurring, cash operating expenses necessary to operate your business. Refer to
Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
   2.                                                   In future filings,
please revise to reconcile the non-GAAP measure "Network
                                                        contribution" to the
most comparable GAAP measure, which appears to be Gross Profit, even if it is not
presented on the face of the Statement of Operations. Please also revise the similar
reconciliation in Exhibit 99.1 to your Form 8-K dated March 1, 2023.
 Timothy Bensley
agilon health, inc.
March 21, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



                                                          Sincerely,
FirstName LastNameTimothy Bensley
                                                          Division of
Corporation Finance
Comapany Nameagilon health, inc.
                                                          Office of Industrial
Applications and
March 21, 2023 Page 2                                     Services
FirstName LastName